Exhibit 1

PRESS RELEASE

Borqs Technologies Announces Preliminary Unaudited Annual 2018 Results

Annual sales grew 5% over 2017

Santa Clara, California, September 23, 2019 – Borqs Technologies, Inc. (Nasdaq: BRQS, the “Company”), a global leader in embedded software and products for the Internet of Things (IoT) industry, today announces management’s preliminary unaudited financial results for the year ended December 31, 2018.

Annual 2018 Highlights:

●	Unaudited revenue for the year ended December 31, 2018, of the Company’s Connected Solutions Business Unit, our continuing operations, was $128.4 million as compared to $122.2 million from the year 2017, representing an increase of 5.0%.

●	Due to the sale of the MVNO Business Unit in the year 2019, the MVNO activities for 2018 were presented as discontinued operations. Unaudited revenue for the MVNO in 2018 was $27.4 million as compared to $32.1 million in 2017, representing a decrease of 14.7%.

●	On US-GAAP basis, the Company’s unaudited continuing operations had a net loss of $37.4 million in 2018 as compared to a loss of $12.8 million in 2017. On non-GAAP basis excluding certain non-operation items, the Company had an adjusted EBITDA of $9.3 million in 2018 and $10.0 million in 2017. Please see below GAAP reconciliation table.

Revenues and gross margins

The Company announced unaudited net revenues of $128.4 million for the year ended December 31, 2018, which included $9.5 million recorded for software sales and $118.9 million from hardware sales, as compared to net revenues of $122.2 million for 2017 with $11.2 million in software and $111.0 million in hardware sales. Gross margin in 2018 for software was 64.7% and for hardware (excluding COGS expensed in 2018 but for revenues not yet recognized and loss on inventory) was 4.1%; resulting in a blended adjusted gross margin of 8.6% for the year 2018. Gross margin in 2017 for software was $35.4% and for hardware was 13.3%; resulting in a blended gross margin of 15.3% for 2017. The increase in software gross margin for 2018 was due to some of our engineering costs that were directly related to particular hardware products were included in hardware costs. The decrease in hardware gross margin was mainly attributed to the competitive nature of this industry in 2018.

We expect a similar level in Connected Solutions Business Unit sales in 2019 as compared to 2018, and anticipate moderate improvement in gross margin for 2019.

Geographic Concentration

The following table sets forth the Company’s Connected Solutions Business Unit unaudited net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters. The Company’s MVNO net revenues, which were $35.1 million, $32.1 million and $27.4 million in 2016, 2017 and 2018, respectively, were related to customers in China. These figures do not take into account the geographic location of end-users of customer products:

	For the years ended December 31,
	2016		2017		2018
Unaudited	$	%	$	%	$	%
	($ in thousands)
China	6,076	7.1%	17,687	14.5%	4,214	3.3%
India	25,126	29.4%	70,421	57.6%	96,550	75.2%
United States	34,526	40.4%	23,312	19.1%	15,666	12.2%
Rest of the World	19,720	23.1%	10,813	8.8%	11,925	9.3%
Net Revenues	85,448	100.0%	122,233	100.0%	128,335	100.0%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2016 to 2018, the Company engaged a significant customer in India during the second half of 2016 and this customer continued to place orders with us in 2017 and 2018.

Customer Concentration for Connected Solutions Business Unit

The Company focused on research and development efforts for providing BorqsWare software platform solutions to mobile device OEMs. The Company has also leveraged our deep technology expertise to provide BorqsWare software platform solutions to mobile chipset manufacturers. The following table sets forth unaudited net revenues by type of customer, both in absolute amount and as a percentage of net revenues for the periods presented:

	For the years ended December 31,
	2016		2017		2018
Unaudited	$	%	$	%	$	%
	($ in thousands)
Mobile device OEMs	70,536	82.5%	111,021	90.8%	118,602	92.4%
Mobile Chipset Vendors	14,912	17.5%	11,212	9.2%	9,753	7.6%
Connected Solutions BU Net Revenues	85,448	100.0%	122,233	100%	128,355	100%

The Company expects its net revenues from mobile device OEMs to continue to grow as it develops more connected devices, especially IoT products.

Unaudited	Fiscal Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income Data for Connected Solutions Business Unit:	2016	2017	2018
	($ in thousands)
Net revenues	85,448	122,233	128,355
Gross profit*	20,505	18,739	(8,147)
Operating expenses**	(15,538)	(29,262)	(26,123)
Other operating income	3,738	2,116	180
Operating income (loss)	8,705	(8,407)	(34,090)
Income (loss) from continuing operations, before income taxes	8,676	(10,448)	(36,639)
Income tax expense	(3,244)	(2,342)	(807)
Net income (loss) from continuing operations	5,432	(12,790)	(37,446)

Discontinued operations
(Loss) income from discontinued operations, before income taxes	(3,421)	408	(353)
Income tax benefit (expense)	585	23	(1,641)
(Loss) income from operations of discontinued entities	(2,836)	431	(1,994)

Net income (loss)	2,596	(12,359)	(39,440)

(*	Gross profit for 2018 included $8.3 million in cost of goods for which related revenues were not recognized in 2018, due to products delivery in transit and extra-long payment terms.)

(**	Operating expenses for 2017 included $14.5 million in non-cash merger related expenses.)

(**	Operating expenses for 2018 included $5.3 million in arbitration loss, write-off and provision for doubtful debt of $3.6 million, share based compensation of $1 million, and $4.3 million in stock offering expenses.)

Unaudited	Fiscal Years Ended December 31,
Consolidated Balance Sheets Data for Connected Solutions Business Unit:	2017	2018
	($ in thousands)
Cash and cash equivalents	13,009	1,931
Accounts receivable	63,155	25,229
Inventories	16,810	7,696
Property, plant and equipment, net	504	305
Total assets	163,011	114,343
Total liabilities	116,006	104,415
Total shareholders’ equity	47,005	9,928

Held for sale assets and liabilities (MVNO Business Unit)

Due to the pending sale of the MVNO Business Unit via Consolidated VIEs, which operations was classified as discontinued operations as of December 31, 2017 and 2018, the assets and liabilities were classified as held for sale.

	As of December 31,
	2017	2018
	US$	US$
Unaudited
Carrying amounts of major classes of assets included as part of the assets held for sale
Cash and cash equivalents	51	336
Restricted cash	3,459	708
Accounts receivable	2,565	97
Receivable from MVNO franchisees	3,514	377
Inventories	221	154
Prepaid expenses and other current assets	423	1,758
Property and equipment, net	-	637
Intangible assets, net	-	7,175
Goodwill	-	701
Other non-current assets	-	1,908

Current assets held for sale	10,233	13,851

Property and equipment, net	858	-
Intangible assets, net	8,330	-
Goodwill	736	-
Deferred tax assets	940	-
Other non-current assets	81	-

Non-current assets held for sale	10,945	-

Total assets of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	21,178	13,851

Unaudited Carrying amounts of major classes of liabilities included as part of liabilities held for sale
Accounts payable	4,143	1,700
Accrued expenses and other payables	4,038	4,214
Amounts due to continuing operations	14,279	9,354
Advances from customers	-	50
Deferred revenues	5,904	3,332
Short-term bank borrowings	-	36
Deferred tax liabilities	-	1,779

Current liabilities held for sale	28,364	20,465

Deferred tax liabilities	1,500	-

Non-current liabilities held for sale	1,500	-

Total liabilities of the Consolidated VIEs classified as held for sale in the Consolidated Balance Sheets	29,864	20,465

Non-US-GAAP Adjustments

In the years 2018 and 2017, we had significant amount of costs that were non-operational and non-recurring. Adjusted EBITDA is presented as loss from continuing operations and adding back interest expenses, taxes, depreciation and amortization, and non-recurring items including loss on arbitration, write-downs and provisions for doubtful accounts and current assets, impairment of intangible assets due to sale of the MVNO business unit, legal and consulting stock offering related expenses, and certain additional charges to cost of goods sold, stock based compensation, deferred income tax benefits, and results of discontinued operations. Adjusted EBITDA for the continuing operations for the years 2018 and 2017 were $9.3 million and $10.0 million, respectively.

	Year ended December 31,
Unaudited	2017	2018
	(US$,000)

Net income (loss), including discontinued operations	(12,359)	(39,440)

Interest expense - net	1,828	3,066
Tax expenses	2,342	2,448
Depreciation and amortization	4,679	6,753
Other non-operational (income)	(566)	(18)
EBITDA	(4,076)	(27,191)

Adjusted EBITDA:
Write-off and provision of doubtful accounts and current assets	-	3,607
Loss on arbitration due to over payment from customer in 2012 *	-	5,263
Extra COGs for sales not recognized in 2018	-	8,257
Loss on historical inventory due to loss & obsolescence	-	10,888
Impairment of intangible assets due to sale of MVNO unit	-	750
Stock based compensation (non-cash)	-	976
Deferred income tax benefits (non-cash)	-	1,742
Offering expenses (including merger related) **	-	2,967

Discontinued operations loss (income)	(431)	1,994

Non-cash 2017 merger related expenses
Stock based compensation - options granted to employees	5,727	-
Stock based compensation - advisory fees	8,777	-

Adjusted EBITDA for continuing operations	9,997	9,253

(*	In 2012 Samsung claimed that it had overpaid Borqs for software royalty. The case was handed over to arbitration and in 2018 the final arbitration decision was in favor of Samsung.)
(**	A part of the expense was related to the merger with Pacific Special Acquisition Corp in 2017.)

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. The Company designs, develops and provides turnkey solutions across device form factors such as smartphones, tablets, smartwatches, trackers, automotive IVI, and vertical application devices (for restaurants, payments etc.). For more information, please visit the Company’s website (www.borqs.com).

Forward-Looking Statements, Non-GAAP Information and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Furthermore, the financial statements and results of operations are based on unaudited statements which may change upon an audit. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

This release includes non-GAAP presentations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The Company believes that the presentation of non-GAAP measures when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and its historical and projected results of operations.

For its internal budgeting process, the Company’s management uses financial statements that do not include, when applicable, share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related/divestiture costs, significant asset impairments and restructurings, significant litigation settlements and other contingencies, significant gains and losses on investments, the income tax effects of the foregoing and significant tax matters. The Company’s management also uses the foregoing non-GAAP measures, in addition to the corresponding GAAP measures, in reviewing the financial results of the Company. In prior periods, the Company has excluded other items that it no longer excludes for purposes of its non-GAAP financial measures. From time to time in the future there may be other items that the Company may exclude for purposes of its internal budgeting process and in reviewing its financial results.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com